KWESST To Present At Think Equity Annual Investor Conference, New York City

Company posts updated investor presentation at kwesst.com

October 19th, 2023 - OTTAWA - KWESST Micro Systems Inc. (TSXV: KWE ("KWESST") (NASDAQ: KWE) or the "Company") today announced that it is presenting at Think Equity's invitation-only annual investor conference today in New York City. The Company's Executive Chairman, David Luxton and Chief Financial Officer, Sean Homuth will be speaking about progress of the Company as set out in an updated investor presentation posted on the Company's web site under the Investor tab at www.kwesst.com.

About Think Equity

Think Equity is a boutique investment bank created by professionals that have worked together for over a decade, collectively financing over $50 Billion of public and private company capital raises, restructurings, and mergers and acquisitions. Think Equity has acted as KWESST's lead investment banker over the past twelve months. Think Equity's past conferences included: 70+ company presentations; 700+ attendees; and 500+ 1-on-1-one meetings.

About KWESST

KWESST (NASDAQ, TSXV: KWE) (FSE: 62UA) commercializes breakthrough next-generation tactical systems for military and public safety agencies and personal defense. The company's current portfolio of unique proprietary offerings includes non-lethal systems (PARA OPSTM and ARWENTM) with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST also facilitates digitization of tactical forces with its signature TASCS system for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and indirect fire weapons. Other KWESST products include countermeasures against threats such as lasers and electronic detection. These include: the PhantomTM electronic battlefield deception system to mask the electromagnetic signature of friendly forces with decoy signatures at false locations that deceive and confuse adversaries; a Battlefield Laser Detection System to counter the emerging threat of laser targeting of personnel; and, a developmental non-kinetic system to counter the threat of tactical drones. These systems can operate stand-alone or integrate seamlessly with third-party OEM products and networked battlefield management systems such as ATAK. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, Chief Financial Officer: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com (587-225-2599)

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties, the continued demand for software as a service, the granting of patents by the United States Patent and Trademark Office and the ability of the Company to continue to develop its software. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. KWESST disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.